UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
AUG 28 2020
Washington, DC

SEC FILE NUMBER
8- 44352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ONYX PARTNERS, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3605 S. TOWN CENTER DRIVE, SUITE A
(No. and Street)

LAS VEGAS (City) NV (State) 89135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CATHY DANIELS (702)880-0005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPRESSWAY, STE 300 (Address) DALLAS (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANDREW J. ASTRACHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONYX PARTNERS, INCORPORATED, as of JUNE 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TINA L. MORRIS
Notary Public, State of Nevada
No. 04-93088-1
My Appt. Exp. July 9, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENT

June 30, 2020

ONYX PARTNERS, INCORPORATED

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Onyx Partners, Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Onyx Partners, Incorporated (the Company) as of June 30, 2020 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, in 2020 the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
August 21, 2020

We have served as the Company's auditor since 2014.

ONYX PARTNERS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash and cash equivalents	$	509,482
Prepaid insurance		375
Property and equipment, net		6,163
Operating lease - right of use asset		6,382
Total assets	$	522,402

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	127
Operating lease - liability		6,382
Total liabilities	$	6,509
Commitments (Note 3)		
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized, 2,000 shares issued outstanding		137,000
Additional paid in capital		2,775,504
Accumulated deficit		(2,396,611)
Total stockholder's equity		515,893
Total liabilities and stockholder's equity	$	522,402

The accompanying notes are an integral part of these financial statements.

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2020

NOTE 1 – ORGANIZATION

Onyx Partners, Incorporated, a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the "Company" or "Onyx") became qualified as a broker-dealer with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA)) in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Definition of Fiscal Year:

The Company's fiscal year end is June 30.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions.

Fair Value:

The fair value of financial instruments, including cash and cash equivalents and accounts payable, approximate carrying value, principally because of the short maturity of those items.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:

Revenue is recognized when identified performance obligations have been satisfied.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over the estimated useful lives of the assets on a straight line basis. Estimated useful lives of the assets are between three to five years.

Property and equipment as of June 30, 2020 consisted of the following:

Furniture and equipment	$ 14,944
Vehicle	74,617
Less accumulated depreciation	(83,398)
Total property and equipment	$ 6,163

Income Taxes:

The Company applies the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") relating to accounting for uncertain tax positions. The Income Taxes Topic establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires deferred tax assets be recognized for temporary differences that will result in deductible amounts in future years and for carry forwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company's policy for interest and penalties related to uncertain tax positions is to classify them in the financial statements as interest expense.

Recently Adopted Accounting Pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASC 842"), replacing the previous leasing standard Accounting Standards Codification 840, Leases ("ASC 840"), which requires an entity that is a lessee to recognize the assets and liabilities arising from leases with terms longer than 12 months on the statement of financial position. Leases are to be classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement activities.

The Company adopted this new lease standard on July 1, 2019, using a modified retrospective transition, with the cumulative-effect adjustment to the opening balance of accumulated deficit as of the effective date (the "effective date method"). Under the effective date method, financial results reported in periods prior to 2019 are unchanged.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Company to carryforward the historical lease classification. In addition, the Company made an accounting policy election to not record leases with an initial term of 12 months or less on the statement of financial position. The Company will continue to recognize those lease payments for short-term leases in the statement of operations on a straight-line basis over the lease term.

The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and operating lease liability of $10,118. There was no cumulative effect adjustment to members' equity as of January 1, 2019.

Subsequent Events:

Subsequent events are events or transactions that occur after the balance sheet date but before the date the financial statements are available to be issued. Subsequent events that provide additional evidence about conditions that existed at the balance sheet date are considered in the preparation of the financial statements presented herein. Subsequent events that occur after the balance sheet date that do not provide evidence about the conditions that existed as of the balance sheet date are considered for disclosure based upon their significance in relation to the financial statements taken as a whole.

NOTE 3 – LEASE COMMITMENTS

The Company determines if the arrangement is a lease at inception. The Company made an accounting policy election to not capitalize leases with an initial term of 12 months or less. The right of use (ROU) asset and corresponding liability are reported separately on the Statement of Financial Condition. The ROU asset represents the right to use the underlying asset for the lease term and the lease liability represents the obligation to make lease payments arising from the lease. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. The operating lease did not provide an implicit rate, we used our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company recognizes rent expense on a straight line basis and amortizes the associated lease liability over the lease.

Beginning January 1, 2013 the Company entered into a one-year lease agreement for office space at a cost of $320 per month expiring on December 31, 2013. Following the expiration, the Company continued to lease the same space on a month-to-month basis through April 29, 2017. On April 30, 2017, the Company exercised its option to extend the lease agreement at a cost of $320 per month for the period of five years.

NOTE 3 – LEASE COMMITMENTS (continued)

The following is a schedule of future minimum annual lease payments required under this non-cancellable operating lease:

Future Lease commitments

2020	$	3,837
2021	$	3,198
	$	7,035
Less: present value discount	$	653
Operating lease - liability	$	6,382

Lease expense for the fiscal year ended June 30, 2020 was $3,837.

NOTE 4 – CAPITAL CONTRIBUTIONS

The sole stockholder of the Company, Andrew J. Astrachan, made capital contributions in the amount of $300,000 during the fiscal year ended June 30, 2020. As capital may be necessary, Andrew Astrachan will fund the Company.

NOTE 5 – INCOME TAXES

The Company has losses carried forward for income tax purposes through June 30, 2020. The Company paid $800 of California state income taxes for the year ended June 30, 2020. After consideration of the state taxes paid and valuation allowance recorded on the deferred tax assets generated, there were no material reconciling differences between the statutory rate of 21% and the Company's effective tax rate for the year ended June 30, 2020. The differences between the tax basis of assets and liabilities and their financial statement amounts are reflected as deferred income tax assets or liabilities using enacted tax rates.

There are no current or deferred tax expenses for the period ended June 30, 2020 due to the Company's loss position, other than the $800 paid to California for state income taxes during the year ended June 30, 2020. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as deferred tax assets or liabilities. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes at June 30, 2020.

As of June 30, 2020, there is no accrued interest or penalties recorded in the financial statements. The Company's federal tax filings remain subject to examination by the federal taxing authorities for years 2012 through the present.

NOTE 5 – INCOME TAXES (continued)

The composition of the Company's deferred tax assets at June 30, 2020 is as follows:

Net operating loss carryforwards	$ 2,704,130
Statutory federal income tax rate	21%
Deferred tax asset	(567,867)
Less: valuation allowance	567,867
Net deferred tax asset	$ --

At June 30, 2020, the Company has a tax net operating loss carryforwards of approximately $2,704,130 available to offset future taxable income. At June 30, 2020, the amounts and expiration dates of these carryforwards is as follows:

Years Ended June 30,	Expires		Amount
2007	2027	$	86,494
2008	2028		139,076
2009	2029		126,220
2010	2030		176,998
2011	2031		177,420
2012	2032		199,216
2013	2033		82,162
2014	2034		132,745
2015	2035		219,750
2016	2036		210,291
2017	2037		362,788
2018	2038		235,209
2019	N/A		287,662
2020	N/A		268,099
		$	2,704,130

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12 to 1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At June 30, 2020, the Company has net capital, as defined, of $502,973 which was in excess of its required net capital by $402,973. The Company's ratio of aggregate indebtedness to net capital at June 30, 2020 was 0.1294 to 1.

Ernst & Young Capital Advisors, LLC
5 Times Square
New York, NY 10036

Tel: +1 212 773-3000
eyinvestmentbanking.com
Member of FINRA.
www.finra.org

August 24, 2020

Securities and Exchange Commission
Division of Trading and Markets
100 F Street NE
Washington, DC 20549

To Whom It May Concern:

Enclosed please find two copies of the Ernst & Young Capital Advisors, LLC financial statements and independence auditors' report as of and for the year ended June 30, 2020 along with one copy of our Statement of Financial Condition as of June 30, 2020.

Please direct your comments or questions to my attention at 313-628-8971

Sincerely:

Elizabeth A. Ventimiglia
Fin OP

Enclosure